SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ROBOGROUP T.E.K. LTD.

(Translation of Registrant’s name into English)

13 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Exhibit 1

Immediate Disclosure

Notice is hereby given that on May 10, 2005 RoboGroup T.E.K. Ltd. (the “Company”) filed an immediate report with the Israeli Securities Authority regarding the termination of office of a senior officer of the Company as follows:

Mr. Uri Sela, who served as the Company’s Vice President of Sales and Marketing since January 8, 2003, terminated his office effective as of May 10, 2005 following reorganization in the Company.

To the best knowledge of the Company, the circumstances of the termination of office do not require specific disclosure to the Company’s shareholders.

Sincerely,

RoboGroup T.E.K Ltd

May 15, 2005

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. BY: /S/ Hanan Eibushitz —————————————— Hanan Eibushitz Chief Financial Officer

Dated: May 16, 2004